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Exhibit 99.1

PRESS RELEASE

Leitch Press Contact: Cynthia Odom
Tel: +1(757) 548-2300 x1015
(800) 231-9673 x1015
cynthia.odom@leitch.com

Leitch Investor Contact: Reg Tiessen
Chief Financial Officer
Tel: +1 416-445-9640
reg.tiessen@leitch.com
www.leitch.com

8 December, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES ELECTION OF DIRECTORS

        TORONTO — Leitch Technology Corporation (TSX:LTV) today announced that shareholders have elected the management slate of directors at its Annual General Meeting held today. David Chaikof, Chairman of Leitch Technology Corporation commented, "We have clearly heard the message from shareholders and share with them the concerns about the Company's recent financial performance. Accordingly, we are excited that we can now look forward to Tim Thorsteinson, our new President and CEO, leading Leitch's accelerated return to profitability."

About Leitch

Leitch Technology is a 32-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

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LEITCH TECHNOLOGY ANNOUNCES ELECTION OF DIRECTORS